EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, B.C.
V6C 1B4

(“Gold Standard” or the “Issuer”)

Item 2.	Date of Material Change

March 10, 2016

Item 3.	Press Release A press release was disseminated through Marketwired news services on March 15, 2016.

Item 4.	Summary of Material Change

The Issuer has received an updated National Instrument (NI) 43-101 compliant resource estimate for its Pinion gold deposit (the “Pinion Deposit”) on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated March 10, 2016.

In its summary report, APEX estimates an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g Au/t. This is the same cut-off grade used by APEX in its maiden resource estimate for Pinion released in September, 2014.

Item 5.	Full Description of Material Change See the attached news release dated March 15, 2016 for a full description of the Issuer’s updated NI 43-101 compliant resource estimate for the Pinion Deposit.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information Not applicable.

Item 8.	Executive Officer Richard Silas (Corporate Secretary) Ph. 604-687 – 2766.

Item 9.	Date of Report March 15, 2016.

GOLD STANDARD INCREASES THE OXIDE GOLD RESOURCE IN AN UPDATED MINERAL RESOURCE ESTIMATE AT THE PINION DEPOSIT

March 15, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced an updated National Instrument (NI) 43-101-compliant resource estimate for its Pinion gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated March 10, 2016. An NI 43-101-compliant technical report will be filed with SEDAR within 45 days of the date of this news release.

In its summary report, APEX estimates an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g Au/t (Table 1). This is the same cut-off grade used by APEX in its maiden resource estimate for Pinion released in September, 2014. A sensitivity analysis of the grade and tonnage relationships at a variety of cutoffs grades is shown in the accompanying Table 2 below.  Click the following link for a Pinion resource map. http://goldstandardv.com/lp/pinion-resource-update-march-2016/ ).

Jonathan Awde, CEO and Director of Gold Standard commented: “This new estimate achieves three important objectives. First, we have successfully upgraded inferred resources to indicated. Second, we have more than replaced the inferred resources that we upgraded. Third, and most important, this study has confirmed a number of high priority targets for further resource expansion and provides valuable direction on the work required to achieve this goal in this year’s program at Pinion. Some of the best exploration results from last year’s program should add to resources this year as we generate more data on these new targets. We expect drilling to begin next month.”

Key Highlights

•
Indicated Mineral Resource of 630,300 troy ounces of gold contained in 31.61 million tonnes at an average grade of 0.62 g Au/t (at a lower cutoff of 0.14 g Au/t).  The updated Indicated Mineral Resource represents a 49% increase in ounces over the 2014 maiden Indicated Mineral Resource (see news release dated September 10, 2014).

•	Inferred Mineral Resource of 1,081,300 troy ounces of gold contained in 61.08 million tonnes at a grade of 0.55 g Au/t (at a lower cutoff of 0.14 g Au/t), up 5.8% from 2014.
•	More than 98% of the block modeled material is considered oxide mineralization.
•	The reported resources have been constrained within an optimized pit shell at $US1,250/ounce of gold and $US21.50/ounce of silver, consistent with resource disclosure by major companies.
•
The “in-pit” optimized resources account for approximately 70% of the volume of the drilled and mineralized wire frame area at the Pinion Deposit. APEX notes there is potential, based upon existing drilling, to add 21 to 27 million tonnes at a grade of 0.5 to 0.6 g Au/t.  Although the target is defined by wide spaced drilling,  the potential size and grade are considered conceptual in nature and there is insufficient drilling and exploration to define the target as a resource and it is uncertain if further exploration including additional drilling will result in any part of the target becoming a resource or a mineral reserve.

•	The resource estimate is based on 481 reverse circulation holes and 24 diamond core holes.
•	The gold resource is hosted in a multilithic, dissolution collapse breccia within which gold mineralization exhibits very predictable lateral and strike continuity.
•
Mineralization remains open in multiple directions.  Excellent potential exists for expansion of the resource along geologic controls identified during the modeling of the deposit.  Approximately 12,400m of drilling will be completed in 2016 to further expand the oxide resource (see news release dated February 23, 2016).

•
Due to the good lateral continuity of the breccia hosted mineralization and the identification of additional targets, the potential to convert inferred resources to indicated resources with future drilling is considered high.

Table 1.  Pinion NI43-101 mineral resource estimate at a lower cutoff grade of 0.14 g Au/t is summarized below*:
Classification	Tonnage- Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***	Tonnage- Ag (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Indicated	31.61	0.62	630,300
Inferred	61.08	0.55	1,081,300	92.69	4.16	12,401,600
*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.  There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The reported resources have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
***Contained ounces may not add due to rounding.

Table 2.  Sensitivity analysis of the Pinion NI 43-101 mineral resource estimate for gold at various cut-offs*:

Classification	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200

Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300
*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
***Contained ounces may not add due to rounding.

Mineral Resource Estimate

The statistical analysis, geological modeling and resource estimation was prepared by Mr. Steven Nicholls, MAIG, with APEX Geoscience Ltd. (APEX) under the direct supervision of Mr. Dufresne, P. Geol., P.Geo. also with APEX.  Both are Qualified Persons as defined by National Instrument 43-101. Mineral resource modelling and estimation were carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m x 5 m x 1 m was applied. The Pinion resource modeling utilized 505 drill holes that were completed from 1981 to 2015. Mr. Dufresne, P.Geol., P.Geo., visited the property in May, 2013; April and October, 2014; June, 2015 and August - September, 2015, in order to verify and validate the historic drill hole dataset and to verify the drilling of the recently completed 2014 and 2015 diamond and RC drilling campaigns completed by GSV.  Over the period of two years, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the Pinion drill hole database. The current drill hole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion resource. This total comprises 24 diamond drill holes and 481 RC drill holes that were completed from 1981 to 2015.  Spacing between drill holes varies from 1 m to 1.25 km.  All of the drill holes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation.  A nominal density of 2.58 kg/m3 was assigned to all mineralized blocks, which is a result of 171 bulk density measurements collected from the 2014 diamond drill holes.  Gold mineralization is hosted in a multi-lithic, dissolution collapse breccia and exhibits predictable lateral and strike continuity within this silicified and oxidized breccia.   The breccia has developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devils Gate Limestone.

The Pinion assay file comprised 44,123 analyses of variable length from a variety of sampled lithologies. Of the 44,123 samples in the Pinion database, roughly one quarter (11,166 assays) are situated within the gold mineralized lodes.  A parent block size of 10 m x 10 m x 3 m was chosen for the Pinion block model.  This is deemed appropriate based on the current level of drill hole spacing which ranges from 1 m to 1.25 km. Sub-blocking was used to more effectively honor the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. Grade was interpolated for the parent blocks and assigned to the sub-blocks. A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages.  Each block was coded with the lode number so that grade could be estimated as hard boundaries.

The Indicated and Inferred Pinion Resource estimation of gold and silver was calculated using inverse distance squared (ID2) for each of the eleven lodes.  Initially for the 2014 Indicated and Inferred Pinion resource estimation, both inverse distance and ordinary kriging was used and reviewed for resource estimation but due to the resultant validation of the block models it was decided to use the inverse distance estimation technique as it best honored the input composite grades. As such only inverse distance estimation technique was used for this estimation.    Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

Considerable metallurgical test work has been completed to date, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. Bottle roll and column leach test work was completed by Teck in 1990, Crown in 1992, Cyprus in 1994 to 1996 and Royal Standard in 2004. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%.  In addition to these tests, Gold Standard reported cyanide soluble gold recoveries from oxidized multilithic breccia sample pulps that averaged 82.4% (see news release dated August 19, 2015).  Further metallurgical test work is planned. More than 98% of the block modeled material is considered oxide mineralization.

The Pinion mineral resource estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 27th, 2010.

Potential for Resource Expansion

As a direct effect of the Pinion 2015 drilling program and completing an updated geologic model, additional target zones have been identified in undrilled areas or areas of limited drill hole testing.  Shallow and deeper oxide targets have been identified adjacent to existing resources that have good potential to expand the current inferred resources (see news release dated February 23, 2016).  Along with targets to potentially expand the resource, areas within the existing inferred mineral resource that are defined by widely spaced drilling but with reasonable grades provide the company with potential to convert and grow the indicated portion of the oxide mineral resource. APEX recommends further drilling to test these drill targets in order to expand the existing resources and convert inferred resources to indicated resources.  It is uncertain if further drilling will result in the expansion of existing resources or the conversion of inferred resources to indicated resources.

The 2016 Pinion oxide mineral resources were constrained by a pit optimization conducted using $US1,250 per oz Au and $US21.50 per oz Ag along with assumed costs for open pit mining and processing of oxide resources in Nevada. The “in-pit” optimized resources account for a total of approximately 70% of the volume of the drilled and mineralized wire frame area at the Pinion Deposit. As a result, at the Pinion mineralized area there is potential, based upon existing drilling, to add additional resources with a potential target that ranges from 21 to 27 million tonnes at a grade of 0.5 to 0.6 g/t Au. Although the target is defined by wide spaced drilling,  the potential size and grade are considered conceptual in nature and there is insufficient drilling and exploration to define the target as a resource and it is uncertain if further exploration including additional drilling will result in any part of the target becoming a resource or a mineral reserve.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  Pinion samples were delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Silver is determined by a 4-acid digestion and AAS analysis.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (this release).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com